                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1 )*


                              DRYPERS CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   262497308
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO.  262497308              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HEARTLAND ADVISORS, INC.

               #39-1078128

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
               WISCONSIN, U.S.A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,813,929
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          2,813,929
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,813,929
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      25.2%

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      TYPE OF REPORTING PERSON*
12
      IA

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CUSIP NUMBER  262497308                    Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer:  Drypers Corporation
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        ------------------------------------------------
         1415 West Loop North
         Houston, TX 77055

Item 2.
    (a) Name of Person Filing:  Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        -------------------------------------
         Heartland Advisors, Inc.
         790 North Milwaukee Street
         Milwaukee, WI 53202


    (c) Citizenship:   Heartland Advisors is a Wisconsin corporation.
        ------------

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e)  CUSIP Number: 262497308
         ------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
        -----------------------------------------------------
        or 13d-2(b), check whether the person filing is a:
        ---------------------------------------------------

  (a)_____ Broker or Dealer registered under Section 15 of the Act.

  (b)_____    Bank as defined in Section 3(a)(6) of
              the Act.

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

  (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

  (e)  X      Investment adviser registered under Section 203 of
    ------    the Investment Advisers Act of 1940.

  (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
              Income Security Act of 1974 or Endowment Fund; see
              Sec 240.13d-1(b)(1)(ii)(F).

  (g)_____     Parent Holding Company, in accordance with
               Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


  (h)_____     Group, in accordance with
               Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.
        ----------

    (a) Amount beneficially owned:
        --------------------------

        2,813,929 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc., including 2,575,000 shares of common stock resulting from the assumed conversion of 25,750 shares of Senior Convertible Cumulative 7.5% Preferred Stock.

    (b) Percent of Class:
        ----------------
        25.2%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        ---------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        ------

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. The interests of two such accounts, Heartland Small Cap Contrarian Fund, a series of Heartland Group, Inc., a registered investment company, and Heartland Limited Partnership I, a private limited partnership for which Heartland Advisors, Inc. serves as managing general partner with voting and dispositive power, each individually relate to more than 5% of the class. As a result, the Heartland Small Cap Contrarian Fund and Heartland Limited Partnership I may each be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ----------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        -------------------------------

        Not Applicable.

Item 10.  Certification.
          --------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   August 6, 1997

                                       HEARTLAND ADVISORS, INC.


                                       By:  PATRICK J. RETZER
                                            Patrick J. Retzer
                                            Senior Vice President/Treasurer